Exhibit 99.1

BUENOS AIRES, May 3, 2021

COMISIÓN NACIONAL DE VALORES (“CNV”)
Deputy Management of Issuing Companies
25 de Mayo 175
City of Buenos Aires
To: Gerencia de Emisoras

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
City of Buenos Aires

Notice: CPSA-GG-N-0159/21-AL
 Subject: Roll – Ordinary and Special
General Shareholders’ Meeting, April 30, 2021

Dear Sir/Madam,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. so as to attach the roll of the members of the Board of Directors, members of the Statutory Audit Committee and External Auditor appointed on the Ordinary and Special General Shareholders’ Meeting on April 30, 2021.

Yours sincerely,

                                            Head of Market Relations
                                            CENTRAL PUERTO S.A.

Av. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

CENTRAL PUERTO S.A.
MEMBERS OF THE BOARD OF DIRECTORS, STATUTORY AUDIT COMMITTEE AND EXTERNAL AUDITORS APPOINTED ON THE SHAREHOLDERS’ MEETING ON APRIL 30, 2021

DIRECTORS:
OSVALDO ARTURO RECA
MIGUEL DODERO
JOSÉ LUIS MOREA
JUAN JOSE SALAS
SOLEDAD RECA
TOMAS PERES
TOMAS JOSE WHITE
MARCELO ATILIO SUVA
DIEGO GUSTAVO PETRACCHI
JORGE EDUARDO VILLEGAS
GUILLERMO RAFAEL PONS

DEPUTY DIRECTORS:
FERNANDO ROBERTO BONNET
JUSTO PEDRO SAENZ
ADRIAN GUSTAVO SALVATORE
JAVIER ALEJANDRO TORRE
RUBEN OMAR LOPEZ
JOSÉ MANUEL PAZOS
ENRIQUE GONZALO BALLESTER
OSCAR LUIS GOSIO
ENRIQUE TERRANEO
ALEJO VILLEGAS
GABRIEL ENRIQUE RANUCCI

MEMBERS OF THE STATUTORY COMMITTEE:
                                                           CARLOS CESAR ADOLFO HALLADJIAN
EDUARDO ANTONIO EROSA
JUAN ANTONIO NICHOLSON

DEPUTY MEMBERS OF THE STATUTORY COMMITTEE:
                                                           CARLOS ADOLFO ZLOTNITZKY
CRISTINA MARGARITA DE GIORGIO
LUCAS NICHOLSON

EXTERNAL AUDITORS

GERMÁN ENRIQUE CANTALUPI (C.P.C.E.C.A.B.A. Volume °248, Page°60): Certifying accountant
GUSTAVO ARIEL KURGANSKY (C.P.C.E.C.A.B.A. Volume°309, Page°176): Deputy Certifying Accountant.
Estudio Pistrelli, Henry Martin & Asociados S.R.L.

                                                 Head of Market Relations
                                                 CENTRAL PUERTO S.A.

Av. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099